EXHIBIT (A)(5)

                    FORM OF PROMISE TO GRANT STOCK OPTION(S)

         In exchange for your agreement to cancel certain stock options ("Old Option(s)") you received from Alpha Technologies Group, Inc. ("Alpha"), Alpha hereby promises to grant you a stock option or options covering shares of Alpha's common stock, on or about October 3, 2003 (the "New Option(s)"). The exercise price of each new option will be the closing price of Alpha's common stock as listed on the Nasdaq National Market on the date of the replacement grant. Each New Option will vest according to the same vesting schedule as the Old Option it replaces, subject to your continued employment with Alpha through the grant date of the New Option. Each New Option will otherwise be subject to the standard terms and conditions under Alpha's Amended and Restated 1994 Stock Option Plan (the "Plan") and applicable form of stock option agreement. However, if Alpha is acquired prior to the date on which your New Options are to be granted, you may receive options to purchase shares of the acquiring company's stock, and the number of options you receive would be based on the terms of the acquisition. In addition, those options would be subject to the terms of the acquiring company's stock option plan and related form of agreement.

         In order to receive the New Option(s), you must remain an employee, director or consultant as of October 3, 2003 (or such later date as the replacement options are granted). This promise to grant does not constitute a guarantee of employment with Alpha for any period. Your employment with Alpha remains "at-will" and can be terminated by either you or Alpha at any time, with or without cause or notice. If you voluntarily terminate your employment with Alpha or if Alpha terminates your employment for any reason before October 3, 2003, you will lose all rights you have to receive any New Options.

         This Promise is subject to the terms and conditions of the Offer to Exchange dated February 28, 2003, the letter from Lawrence Butler, Chief Executive Officer of Alpha, dated February 28, 2003, and the Election Form previously completed and submitted by you to Alpha, each of which is incorporated herein by reference. The documents described herein reflect the entire agreement between you and Alpha with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Alpha.

                                     ALPHA TECHNOLOGIES GROUP, INC.



                                     By:________________________________
                                        Name:
                                        Title:
Date: April 1, 2003